

Mail Stop 3561

August 24, 2017

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

      Re: EVO Payments, Inc.
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted August 1, 2017
              CIK No. 0001704596

Dear Mr. Kelly:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary historical and unaudited pro forma consolidated financial and other data, page 21

1. Please revise the headnote on page 21 to also disclose, if true, that the summary unaudited pro forma financial data for the three months ended March 31, 2017 gives effect to the Reorganization and the Offering as if such transactions had occurred on January 1, 2016 in the case of the unaudited pro forma statements of operations.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (3), page 71

2. It appears from your response to comment 9 that Blueapple, Inc. controls EVO LLC prior to the Reorganization Transactions. In this regard, we note that Blueapple owns the majority of units in EVO LLC and also appoints the majority of EVO LLC's board of directors. Given your statement that the reorganization represents a transaction between entities under common control, please explain to us in detail whether and how Blueapple will continue to control EVO LLC immediately after the Reorganization Transactions. If Blueapple will not control EVO LLC immediately after the Reorganization Transactions, explain to us the business reason why the transactions were structured such that Blueapple loses control over EVO LLC through the reorganization, whether Blueapple receives any consideration from the other Continuing LLC Owners in exchange for its loss of control, and how you considered Blueapple's loss of control when concluding the Reorganization Transactions represent a common control transaction as described in ASC 805-50.

3. We also note from your response to comment 9 that you have classified all of the interests in EVO LLC which will continue to be held by the Continuing LLC Owners outside permanent equity as those interests are redeemable at the option of the holders. However, it appears from your disclosures in footnote (8) to your pro forma balance sheet and on page 155 that the Continuing LLC Interests held by investors other than Blueapple are only exchangeable for your Class A common shares at the option of those holders. Specifically, it appears from your disclosures that you have the right to offer to redeem those other Continuing LLC Owners interests for cash in lieu of shares of your Class A common stock and such holders may but are not required consent to such redemption; however, these potential cash redemption provisions appear to be at your option. In order to help us better understand your response, please explain to us why you believe the Continuing LLC interests held by the Continuing LLC Owners other than Blueapple are properly classified as temporary equity and provide us with your basis in GAAP for your conclusions.

Management's Discussion and Analysis, page 83

4. We note your Overview, which states that increased operating expenses due to strategic investments, including severance costs, and increased interest expenses resulted in net losses for the most recent quarter. In an appropriate place in your prospectus, please revise to discuss to what extent you expect these items to continue to result in losses in future periods.

Key performance indicators, page 86

5. We note your response to comment 10 in our letter dated June 9, 2017. Please confirm to us, if true, that management does not use payment processing volume in evaluating your performance. If you do use payment processing volume to evaluate performance, please also advise us whether or not it would be possible to provide comparable information as adjusted for currency fluctuations.

Comparison of results for the three months ended March 31, 2017 and 2016, page 89

6. We note your analysis of cost of services and products, exclusive of depreciation and amortization, indicates that for both the interim and annual periods this expense account increased at a significantly lower rate than the number of transactions processed. Please explain to us in reasonable detail how the number of transactions processed relates to your cost of services and products, including why this expense account increased at a significantly lower rate than the number of transactions processed. Given that you state in your analysis of results that the number of transactions processed is part of the reason for the changes in your cost of services and products, please revise your disclosures to also better explain this relationship to your investors.

Critical accounting policies, page 93

7. We note your response to comment 13 and your revised disclosures on pages 98 through 101. We also note that you entirely eliminated your critical accounting policy disclosures for foreign currency translation. In light of your substantial operations in foreign jurisdictions and the material impact of foreign currency translation adjustments on your consolidated financial statements, please explain why you no longer consider this a critical accounting policy. If you do not believe this accounting policy involves critical estimates, assumptions and judgments, please explain this matter to us.

Financial Statements of EVO Investco, LLC for the Fiscal Year Ended December 31, 2016

Notes to Financial Statements

Note (8) Long-term debt and credit facilities, page F-33

8. We note from your revised disclosure on page F-33 that your Senior Secured Credit Facility includes covenants that may, subject to certain exceptions, restrict the ability of EVO Payments International's (EPI's) and its restricted subsidiaries to pay dividends and distributions and engage in certain transactions with affiliates and require EPI to remain under a maximum consolidated leverage ratio determined on a quarterly basis. Please tell us how you considered the whether the disclosures required by Rule 4-08(e) of Regulation S-X and Schedule I in Rule 5-04 of Regulation are applicable.

<u>Undertakings, page II-3</u>

9. We note your response to comment 29. As the undertaking set forth in Item 512(a)(6), and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities, we reissue the comment.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products